1585 BROADWAY NEW YORK, NY 10036-8299 TELEPHONE 212.969.3000 FAX 212.969.2900	BOCA RATON BOSTON CHICAGO LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Peter M. Fass Member of the Firm Direct Dial 212.969.3445 pfass@proskauer.com

February 12, 2009

via EDGAR

Karen J. Garnett, Assistant Director
 Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Lightstone Value Plus Real Estate Investment Trust II, Inc.
Amendment No. 6 to Registration Statement on Form S-11
filed December 4, 2008
File No. 333-151532

Dear Ms. Garnett:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc.  (the “Company”), we are submitting this letter in response to the one written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated February 11, 2009 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on June 9, 2008 (No. 333-151532), as amended by Amendment No. 1 to the Registration Statement on August 22, 2008, Amendment No. 2 to the Registration Statement on October 6, 2008, Amendment No. 3 to the Registration Statement on November 17, 2008, Amendment No. 4 to the Registration Statement on December 4, 2008 and Amendment No. 5 to the Registration Statement on January  30, 2009.

The Company’s response is set forth below with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.  All page number references in the Company’s response is to page numbers in Amendment No. 6.

February 12, 2009

Prospectus Summary

1. Terms of the Offering, page 1

1.           We note that the sponsor may elect to purchase subordinated profits interests with an interest in real property, and that the board of directors will determine the value of the interest in the real property.  Considering the leverage used by your sponsor to purchase other properties, and the additional disclosure regarding recent defaults on indebtedness secured by those properties, please revise to clarify whether liabilities associated with any properties transferred by the sponsor in this manner would be assumed by Lightstone II.

           In response to Comment No. 1 of  Comment Letter, the following language is included at:  the top of page 2, page 12, footnote 1 on page 64 and page 158.

“Any subordinated profits interests purchased with an interest in real property may have property level secured indebtedness to which the REIT’s purchase may be subject.  In determining the value of such interests, the board of directors will consider the individual and portfolio leverage limitations of the REIT, the maturity date and interest rate of any such indebtedness and the current state of the real estate debt markets at the time of such purchase in determining the value of such property.”

Included with this filing is a written request for acceleration of the effective date of the registration statement to February 17, 2009 or as soon as practicable thereafter.

Very truly yours,

/s/ Peter M. Fass
Peter M. Fass

PMF/mf
enc.
cc:	David Lichtenstein
Joseph Teichman
Stephen Hamrick
Adam Klepack